EXHIBIT 8.1

LIST OF SIGNIFICANT SUBSIDIARIES AND CONSOLIDATED AFFILIATED ENTITIES

All significant subsidiaries and consolidated affiliated entities do business under their legal name.

Significant Subsidiaries

Name of Company	Jurisdiction of Incorporation	Percentage of Attributable Equity Interests
Gridsum Holding (China) Limited	Hong Kong	100%
Dissector (Beijing) Technology Co., Ltd.	PRC	100%

Affiliated Entities Consolidated in the Registrant’s Financial Statements

Name of Company	Jurisdiction of Incorporation
Gridsum Holding (Beijing) Co., Ltd.	PRC
Beijing Gridsum Technology Co., Ltd.	PRC
Guoxinjunhe (Beijing) Technology Co., Ltd.	PRC
Beijing Moment Everlasting Ad Co., Ltd.	PRC
Beijing Gridsum Yizhun Technology Co., Ltd.	PRC
Beijing Guoxinwangyan Technology Co., Ltd.	PRC
Beijing Yunyang Ad Co., Ltd.	PRC